UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-20033
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         [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
              [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   September 30, 2002
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                         AmeriResource Technologies, Inc.

Former Name if Applicable                       N/A

Address of Principal Executive Office:          3430 E. Russell Road, Suite 310
                                                Las Vegas, Nevada 89120

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[ ]       (a)   The reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense;



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[X]       (b)   The subject annual report, semiannual report, or transition report on Form 10-K, 10-KSB, 20-F, 11-K, or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

[ ]       (c)   The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            As a result of the Company's recent acquisition, the accounting documentation for the Company has become more complex and has not yet been completed by the Company's independent auditor for the Form 10-QSB.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Delmar Janovec     Chief Executive Officer        (702) 214-4249
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               (Name)                (Title)                (Telephone Number)


      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    (X) Yes  ( )  No

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      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    (X) Yes  ( )  No

            If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            In the corresponding periods for the last fiscal year, the Company experienced a gain on extinguishment of debt of $3,797,218 as a result of the cancellation of debentures issued to a third party due to non-performance under a stock option agreement, and the reduction of related party debt owed to the Company's chief executive officer. The Company did not experience a similar extraordinary income event for the same periods in 2002 and therefore anticipates a significant change in net income to be reflected by the earnings statements of the subject report.



                        AmeriResource Technologies, Inc.
                        --------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date:   November 14, 2002             By: /s/ Delmar Janovec
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                                           Name:   Delmar Janovec
                                           Title:  Chief Executive Officer

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